amendment

[redacted]

15025884

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC Mail Processing Section
FEB 26 2015
Washington DC
404

ANNUAL AUDITED REPORT
FORM X-17A-5 /A
PART III

SEC FILE NUMBER
8- 66495

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2014 ENDING December 31, 2014

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER
Reigns Capital Ltd

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

199 Main Street Suite 901
(No. and Street)

White Plains (City) New York (State) 10601 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Neil Silver 914-949-3484
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

G. R. Reid Associates,, LLP
(Name – if individual, state last, first, middle name)

1010 Northern Blvd (Address) Great Neck (City) NY (State) 11021 (Zip Code)

CHECK ONE

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

** Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the exemption. See section 240.17a-5(e)(2).*

Sec 1410 (06-02)

Potential Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number

OATH OR AFFIRMATION

I, Neil Silver, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

Reigns Capital, Ltd

, as of

December 31, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT

Title

Notary Public

RICHARD M. PANERO
Notary Public, State of New York
Registration #02PA4995205
Qualified in Westchester County
Commission Expires April 20, 2018

This Report ** contains (check all applicable boxes):

- [X] (a) Facing Page
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss)
- [X] (d) Statement of Cash Flows.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [X] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and an audited Statements of Financial Condition with respect to methods of Consolidation.
- [X] (l) An Oath or Affirmation.
- [X] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

REIGNS CAPITAL LTD.

FINANCIAL STATEMENTS

AND SUPPLEMENTARY INFORMATION

YEAR ENDED DECEMBER 31, 2014

G.R. Reid Associates, LLP
CERTIFIED PUBLIC ACCOUNTANTS

REIGNS CAPITAL, LTD.

FINANCIAL STATEMENTS

AND SUPPLEMENTARY INFORMATION

YEAR ENDED DECEMBER 31, 2014

TABLE OF CONTENTS

G.R. Reid Associates, LLP
CERTIFIED PUBLIC ACCOUNTING
& CONSULTING FIRM
www.GRReid.com

7600 Jericho Tpke., Suite 400, Woodbury, NY 11797
TEL: 516.802.0100 FAX: 516.364.9600

1010 Northern Blvd., Suite 336, Great Neck, NY 11021
TEL: 516.466.6650 FAX: 516.466.2442

780 Third Ave., 7th Floor, New York, NY 10017
TEL: 212.883.0011 FAX: 212.883.0111

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Members
of Reigns Capital, LTD

We have audited the accompanying financial statements of Reigns Capital, LTD (a New York Corporation), which comprise the statement of financial condition as of December 31, 2014 and the related statements of operations, changes in members' equity and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. Reigns Capital, LTD's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Reigns Capital, LTD as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The Computation of Net Capital under Rule 15c3-1 has been subjected to audit procedures performed in conjunction with the audit of Reigns Capital, LTD's financial statements. The supplemental information is the responsibility of Reigns Capital, LTD's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

G.R. Reid Associates, LLP

Great Neck, New York
February 23, 2015

REIGNS CAPITAL, LTD.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2014

ASSETS	
Cash and cash equivalents	$ 115,508
Accounts receivable	161,421
Prepaid expenses	6,294
Other assets	1,645
TOTAL ASSETS	$ 284,868
LIABILITIES AND STOCKHOLDERS' EQUITY	
Liabilities	
Accrued expenses	$ 5,168
Income taxes payable	2,700
Deferred income taxes payable	56,000
TOTAL LIABILITIES	63,868
Stockholders' equity	
Common stock, no par value; 200 shares authorized; 10 shares issued and outstanding	5,000
Paid-in-capital	115,000
Retained earnings	101,000
TOTAL STOCKHOLDERS' EQUITY	221,000
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 284,868

See notes to financial statements

REIGNS CAPITAL, LTD.

STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2014

REVENUES	
Consulting income	$ 1,269,215
Interest and other income	10,488
TOTAL REVENUES	1,279,703
EXPENSES	
Employee compensation and benefits	679,968
Professional fees	325,642
Communuications	4,638
Occupancy	23,154
Pension plan expenses	104,000
Other operating expenses	21,446
TOTAL EXPENSES	1,158,848
NET INCOME BEFORE INCOME TAX PROVISION	120,855
Provision for income taxes	50,080
NET INCOME	$ 70,775

See notes to financial statements

REIGNS CAPITAL, LTD.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2014

	Common Stock	Paid-in Capital	Retained Earnings-(Deficit)	Total
Balance - beginning	$ 5,000	$ 115,000	$ 30,225	$ 150,225
Net loss	-	-	70,775	70,775
Balance -end	$ 5,000	$ 115,000	$ 101,000	$ 221,000

See notes to financial statements

REIGNS CAPITAL, LTD.

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2014

Cash flows from operating activities	
Net income	$ 70,775
Adjustments to reconcile net income to net cash used in operating activities:	
Depreciation	-
Changes in operating assets and liabilities:	
Accounts receivable	(111,421)
Prepaid expenses	(2,339)
Other assets	-
Accrued expenses	926
Income taxes payable	5,700
Deferred income taxes payable	44,000
Total adjustments	(63,134)
Net cash provided by operating activities	7,641
NET CHANGE IN CASH AND CASH EQUIVALENTS	7,641
CASH - BEGINNING OF YEAR	107,867
CASH - END OF YEAR	$ 115,508
Supplemental disclosures of cash flow information:	
Cash paid during the year for:	
Interest expense	$ -
Income taxes	$ 280

See notes to financial statements

1 - ORGANIZATION AND NATURE OF BUSINESS

Reigns Capital, Ltd. (the "Company") is a New York Corporation formed on January 12, 2004 organized to be active in various aspects of the securities industry and is registered to be a broker-dealer with the Financial Industry Regulatory Authority (FINRA) and the Securities and Exchange Commission (SEC). The Company is a non-clearing broker and does not handle any customer funds or securities. There were no liabilities subordinated to claims of general creditors during the year ended December 31, 2014.

The Company primarily receives revenue from consulting fees with Customers located primarily throughout the United States. Approximately 97.4% of its revenue is derived from one client.

2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and cash equivalents

Financial instruments that potentially subject the company to credit risk consist primarily of cash and cash equivalents, and accounts receivable. The Company maintains cash and cash equivalents with commercial banks and other major financial institutions. At times, such amounts might exceed Federal Deposit Insurance Corporations ("FDIC") limits.

Income Taxes

The Company accounts for deferred income taxes using the liability method. The liability method requires the determination of deferred tax assets and liabilities based on the differences between the financial statement and income tax bases of assets and liabilities, using enacted tax rates and laws currently in effect. Additionally, net deferred tax assets are adjusted by a valuation allowance, if, based on the weight of available evidence, it is uncertain that some portion or all of the net deferred tax assets will not be realized.

Revenue Recognition

Consulting fees and interest income are recorded when earned on the accrual basis of accounting.

2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Use of Estimates in the Preparation of Financial Statements

Management uses estimates and assumptions in preparing financial statements in accordance with accounting principles generally accepted in the United States. These estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenue and expenses. Actual results could vary from the estimates that management uses.

3 - COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k) (2) (i) of the Rule.

4 - INCOME TAXES

Deferred income taxes are recognized for temporary differences between the basis of assets and liabilities for financial statement and income tax purposes. The differences relate primarily to cash basis reporting for income tax purposes and accounts receivable which is not recognized for income tax purposes. The current and deferred portions of the income tax expense consist of the following:

Deferred income taxes	$ 44,000
Current income taxes -	5,700
	$49,700

Management of the Company did not identify any uncertain tax positions taken or expected to be taken in an income tax return which would require adjustment to or disclosure in its financial statements. The Company's tax returns are subject to possible examination by the taxing authorities. For federal income tax purposes the tax returns essentially remain open for possible examination for a period of three years after the date on which those returns are filed.

5 - NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1.). At December 31, 2014, the Company had net capital of $107,640 which was $102,640 in excess of its required net capital of $5,000. The Company had a percentage of aggregate indebtedness to net capital of 7% as of December 31, 2014.

6 - PROFIT SHARING PLAN

The Company maintains a profit sharing plan covering its eligible employees. The Company may make discretionary contributions to the plan not to exceed statutory limitations. Benefits are based on years of service and the compensation of the employees. Voluntary employee contributions are not permitted. There were no significant changes during the year ended December 31, 2014 affecting comparability.

Pension plan expense for the year ended December 31, 2014 was $104,000 and is included in other operating expenses on the statement of operations. The fair value of the defined contribution plan assets at December 31, 2014, the latest valuation date available was approximately $1,811,900.

7 - COMMITMENTS AND CONTINGENCIES

Lease

The Company leases its office facilities under an agreement, which provides for scheduled rent increases. Effective October 17, 2013, the Corporation signed a new lease to commence on January 1, 2013 and to end of December 31, 2015. Included in operations for 2014 is rent expense of approximately $23,000.

Future minimum rental payments under non-cancelable operating lease are approximately as follows;

2015	$ 21,000

8 - SUBSEQUENT EVENTS

Management has evaluated all activity through February 23, 2015, the issue date of the financial statements and concluded that no material subsequent events have occurred that would require recognition in the financial statements or disclosure in the notes to the financial statements.

SUPPLEMENTARY INFORMATION
PURSUANT TO RULE 17A-5 OF THE
SECURITIES EXCHANGE ACT OF 1934

AS OF DECEMBER 31, 2014

REIGNS CAPITAL, LTD. | SCHEDULE 1

COMPUTATION OF NET CAPITAL UNDER RULE 15C-3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2014

Net Capital		
Stockholders' equity	$	221,000
Add: allowable credits-deferred income tax payable		56,000
Total capital		277,000
Deductions and/or charges:		
Non-allowable assets:		
Accounts receivable		161,421
Other assets		7,939
Total nonallowable assets		169,360
Net capital before haircuts on security positions		107,640
Haircut on exempt securities		-
NET CAPITAL	$	107,640
AGGREGATE INDEBTNESS	$	7,868
MINIMUM NET CAPITAL REQUIRED	$	5,000
EXCESS OF NET CAPITAL OVER MINIMUM REQUIREMENTS	$	102,640
PERCENTAGE OF AGGREGATE INDEBTNESS TO NET CAPITAL		7%

There are no material differences between this computation of net capital pursuant to Rule 15c3-1 and the corresponding computation prepared and included in the Company's unaudited Focus report filing as of December 31, 2014.

See notes to the financial statements

G.R. Reid Associates, LLP
CERTIFIED PUBLIC ACCOUNTING
& CONSULTING FIRM
www.GRReid.com

7600 Jericho Tpke., Suite 400, Woodbury, NY 11797
TEL: 516.802.0100 FAX: 516.364.9600

1010 Northern Blvd., Suite 336, Great Neck, NY 11021
TEL: 516.466.6650 FAX: 516.466.2442

780 Third Ave., 7th Floor, New York, NY 10017
TEL: 212.883.0011 FAX: 212.883.0111

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Members
of The Reigns Capital, LTD
Stamford, Connecticut

We have reviewed management's statements, included in the accompanying exemption report in which (1) The Reigns Capital, LTD identified the following provisions of 17 C.F.R. §15c3-3(k) under which The Reigns Capital, LTD claimed an exemption from 17 C.F.R. Section §240.15c3-3: (1), (2)(i), (2)(ii) or (3) (the "exemption provisions") and (2) The Reigns Capital, LTD stated that The Reigns Capital, LTD met the identified exemption provisions throughout the most recent fiscal year without exception. The Reigns Capital, LTD's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about The Reigns Capital, LTD's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k) 1), (2)(i), (2)(ii) or (3) of Rule 15c3-3 under the Securities Exchange Act of 1934.

G.R. Reid Associates, LLP

Great Neck, NY
February 23, 2015

REIGNS

Annual Audit Exemption Report

Reigns Capital, Ltd claims that it was exempt from SEC Rule 15c3-3 throughout the fiscal year ended December, 31 2014.

Mr. Neil Silver, on behalf of Reigns Capital, Ltd. Reigns Capital, Ltd makes the following statements to the best of his knowledge & belief:

1. Reigns Capital, Ltd. Operates pursuant to SEC Rule 15c3-3 (k) (2) (1)
2. Reigns Capital, Ltd. Met the identified exemption provisions in SEC Rule 15c3-3(k) throughout the fiscal year without exception.

REIGNS CAPITAL, LTD.

BY: NEIL SILVER, PRESIDENT   2/23/15 DATED

REIGNS CAPITAL
199 Main Street, Suite 901
White Plains, New York 10601

G.R. Reid Associates, LLP
CERTIFIED PUBLIC ACCOUNTING
& CONSULTING FIRM
www.GRReid.com

7600 Jericho Tpke., Suite 400, Woodbury, NY 11797
TEL: 516.802.0100 FAX: 516.364.9600

1010 Northern Blvd., Suite 336, Great Neck, NY 11021
TEL: 516.466.6650 FAX: 516.466.2442

780 Third Ave., 7th Floor, New York, NY 10017
TEL: 212.883.0011 FAX: 212.883.0111

INDEPENDENT ACCOUNTANT'S AGREED-UPON PROCEDURES REPORT ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)

Board of Directors of
Reigns Capital, LTD

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2014, which were agreed to by Reigns Capital, LTD, and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC, and, solely to assist you and the other specified parties in evaluating Reigns Capital, LTD's compliance with the applicable Instructions of Form SIPC-7. Reigns Capital, LTD's management is responsible for Reigns Capital, LTD's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries in Cash disbursements journal, noting no differences;
2) Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2014, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2014, noting no differences;
3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;
4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

G. R. Reid Associates, LLP

Great Neck, New York
February 23, 2015

REIGNS CAPITAL, LTD.

SECURITIES INVESTOR PROTECTION CORPORATION
ASSESSMENT AND PAYMENT RECONCILIATION
FOR THE YEAR ENDED DECEMBER 31, 2014

SIPC NET OPERATING REVENUE	$ -
GENERAL ASSESSMENT AT .0025 (MINIMUM)	$ -
Less payment made with SIPC-4	-
PAYMENT MADE WITH SIPC-7T	$ -

See independent accountants' report on agreed-upon procedures

66495

REIGNS
CAPITAL

March 5, 2015

Principal Office
SEC
100 F Street, NE
Washington DC 20549

SEC MAIL PROCESSING
RECEIVED
MAR 13 2015
WASH, D.C.
194
SECTION

Re: Reigns Capital Ltd. 2014 Audited Financials (#131719)- SIPC-7

To whom it may concern:

Enclosed please find a copy of the SIPC-7 form that was inadvertently omitted from the 2014 Financials previously sent to your office.

I apologize for any inconvenience this may have caused.

Thank you.

Very truly yours,
REIGNS CAPITAL, LTD

By: Richard Panero
Its: Executive Vice President

REIGNS CAPITAL
199 Main Street, Suite 901
White Plains, New York 10601

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7

(33-REV 7/10)

For the fiscal year ended 12/31/2014
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

14*14*********1720********************MIXED AADC 220
066495 FINRA DEC
REIGNS CAPITAL LTD
199 MAIN ST STE 901
WHITE PLAINS NY 10601-3207

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

RICHARD PANERO 914-949-3282

2. A. General Assessment (item 2e from page 2) $ 0

B. Less payment made with SIPC-6 filed (**exclude interest**) ( )

Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment)

E. Interest computed on late payment (see instruction E) for______days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

REIGNS CAPITAL LTD
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

EVP
(Title)

Dated the 22 day of JANUARY, 2015.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: Postmarked Received Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2014
and ending 12/31/2014

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ ~~1,322,203~~ 1,279,703 RP
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): PRIVATE PLACEMENTS & NOT REGISTERED W/ SEC REAL ESTATE (SECT. 42 Low Income Housing transactions) (Deductions in excess of $100,000 require documentation)	1,279,703 RP ~~1,322,203~~
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	
Total deductions	
2d. SIPC Net Operating Revenues	$ 0
2e. General Assessment @ .0025	$ 0 (to page 1, line 2.A.)